82-5151

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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99 GRESH[redacted]
LONDON E

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75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
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HONG KONG

05010057

SUPPL

File No. 82-5151

July 27, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

SEC PROCESSING WASH. D.C. SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated July 26, 2005, entitled, "Telefônica Data Brasil Holding S.A. Announces Consolidated Financial Results for the first half of 2005."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the first half of 2005

Press Release, July 26, 2005 (07 pages)

For more information, please contact:
Daniel de Andrade Gomes
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

SEC MAIL PROCESSING RECEIVED JUL 27 2005 WASH, D.C. SECTION

(São Paulo – Brazil; July 26, 2005) TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announces its consolidated financial results for the first half of 2005. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976, revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Jun/05**	**Jun/04**	**Variation**
Net operating revenues	354,033	284,621	*24.4%*
EBITDA 1/	85,677	47,305	*81.1%*
EBITDA margin(%)	24.2%	16.6%	*7.6 p.p.*
Operating income	11,199	(15,970)	*n.a.*
Income before income tax and social contribution	13,094	(15,186)	*n.a.*
Net income	5,757	(10,871)	*n.a.*
Shares outstanding (bn)	1,071.2	1,071.2	*0.0%*
EPS (000)	0.005	(0.010)	*n.a.*

1/ Earnings before interest, taxes, depreciation and amortization
Note: When applicable, and for comparison reasons, the income statements related to June 30, 2004 were reclassified.

Highlights

- **Net operating revenues** reached R$354.0 million in the 1H05. When compared with the R$284.6 million of the 1H04, it results in an increase of R$69.4 million, or 24.4%. When comparing the 2Q05 with the 1Q05, the increase was R$5.6 million.

- The **EBITDA** reached R$85.7 million in the 1H05 compared to the R$47.3 million of the 1H04, representing an increase of 81.1%, improving the EBITDA margin from 16.6% to 24.2%. When comparing the 2Q05 with the 1Q05, there was a positive evolution of R$4.0 million, or 9.8%, increasing the EBITDA margin from 23.4% to 24.9%, showing, besides the growth in the Company's businesses, the efficient execution of the cost reduction plan.

- **The Net Result** showed a positive evolution, improving R$16.6 million when comparing the 1H05 with the 1H04. When comparing the 2Q05 with the 1Q05, it represented a growth of R$3.8 million.

Operating Results Highlights

- **Gross operating revenues** reached R$428.8 million in the 1H05 and when compared with the R$349.8 million of the 1H04, it results in an increase of R$79.0 million. In the 2Q05, a raise of R$6.8 million was recorded, compared to the 1Q05. This performance is explained by the following:

- **Business Communication** grew R$67.4 million, or 24.5%, when comparing the 1H05 with the 1H04. In the 2Q05, an increase of R$4.1 million, or 2.4%, was recorded relative to the 1Q05, mainly because of the growth in business communication services and Internet services, including data center services.

- **Supplies Sale** includes mainly the sale of supplies – network solutions and the sale of customized software. When comparing the 1H05 with the 1H04, there was an increase of R$10.9 million, or 347.6%. In the 2Q05, a growth of R$1.5 million, or 24.7% was recorded, compared to the 1Q05.

- **Commissions** are mainly related to the revenues of voice services commission paid by Telesp. Comparing the revenues for the 1H05 with the 1H04, a decrease of R$4.2 million, or 8.3% is shown. When comparing the 2Q05 with the 1Q05, these revenues remained relatively stable.

- **IT Solutions and Others** include the sale of integrated solutions for clients and outsourcing of IT and telecommunications. They showed an improvement of R$4.8 million, or 23.6% when comparing the 1H05 with the 1H04. When comparing the 2Q05 with the 1Q05, there was a increase of R$1.2 million, or 9.7%.

- **Deductions (taxes):** increased R$9.6 million, or 14.7%, when comparing the 1H05 with the 1H04. When comparing the 2Q05 with the 1Q05, there was a increase of R$1.2 million, or 3.3%, in line with the revenues' growth.



EBITDA - Annual
R$ Thousand
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(20,000)
80.000
180.000
280.000
380,000
1H04
1H05

Operating Expenses / Other Operating Revenues Highlights

The **Operating Expenses** in the 1H05 grew R$31.0 million, or 13.1%, when compared to the same period of the previous year. When comparing the 2Q05 with the 1Q05, the increase was R$1.6 million, or 1.2%.



Operating Expenses - Annual
R$ Million
Personnel Expenses
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(5)
35
75
115
155
195
235
1H04
1H05

The changes are explained as follows:

- **Personnel Expenses** represented 15.3% of the Net Operating Revenues in the 1H05, compared to 16.8% in the same period of the previous year, a reduction of 1.5 p.p. In the 2Q05, they represented 15.9% of the Net Operating Revenues, compared to 14.7% of the 1Q05.

- **Administrative expenses**, which include outsourcing expenses and infrastructure rental, represented 58.6% of the Net Operating Revenues in the 1H05, compared to the 65.4% in the 1H04, a reduction of 6.9 p.p. When comparing the 2Q05 with the 1Q05, there was a reduction of 4.5 p.p. (56.4% and 60.8%, respectively). The main variations were related to the dedicated line rental and last mile.

- **Taxes** grew R$0.9 million in the 1H05 when compared to the 1H04 and increased R$0.5 million, or 31.6%, when comparing the 2Q05 with the 1Q05.

- **Provisions for bad debt** represented 0.4% of the net operating revenues in the 1H05 compared to the 0.7% in the 1H04. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$55.3 million in the 1H05, an increase of R$9.1 million, or 19.6%, in comparison to the 1H04. When comparing the 2Q05 with the 1Q05, the reduction was R$0.3 million, or 1.3%, mainly caused by the lower Capex in the 2Q05.

- **Net financial revenues / (expenses):** presented increases of R$31.9 million in the financial revenues and of R$34.0 million in the financial expenses, resulting in the negative financial result of R$2.1 million, when comparing the 1H05 with the 1H04, due to the loss in hedge operations. When comparing the 2Q05 with the 1Q05, there was a negative variation of R$0,1 million. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk originated in those variations.

LOANS AND FINANCING: As of June 30, 2005, the Company had R$152.9 million in loans and financing (R$194.1 million as of March 31, 2005), from which R$152.0 million were obtained in foreign currency at fixed interest rates (R$190.6 million as of March 31, 2005) and R$0.9 million (R$3.6 million as of March 31, 2005) were obtained in local currency at variable interest rates (CDI). On the other hand, the Company invests the excess balance of cash and cash equivalents of R$5.8 million (R$16.8 million as of March 31, 2005) mainly in short-term instruments, based on the variation of the CDI (interest rate), which contributes to reduce this risk. The book values of those instruments are close to market value because of their short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients, and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of June 30, 2005 and March 31, 2005 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value. Since April 04, 2002, when the 1st Ordinary General Shareholders' Meeting and 2nd Extraordinary General Shareholders' Meeting took place, the Company

is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company", with shares traded in the São Paulo Stock Exchange. It is also listed in the Securities and Exchange Commission – SEC, and its level I American Depositary Shares – ADSs are traded in the New York Stock Exchange (NYSE).

Telefônica Data Brasil Holding - Business

The Company's businesses are, among others, to control the subsidiary that operates the package switched service network, other telecommunication services and related activities.

Its controlled company, Telefônica Empresas, operates nationwide and has the largest structure of data transmission in the State of São Paulo. The company provides service for all the 26 states and the Federal District. It has businesses with large companies and corporations, integrating communication and information technology with integrated solutions for its clients.

The objective of the Company is to consolidate itself within the market as a service provider for large companies, differentiating itself from the traditional telecommunication operators. This must be done through the strengthening of the businesses of Soluções services. Starting from the understanding of the evolution of each market segment, the professionals of Telefônica Empresas may integrate in a single solution: connectivity, data center, applications and outsourcing of services and equipment. Starting from the specific needs of a client, they may also create, for example, people location services using cellular phones, establish project for sales automatization, integrate productive chains with different platforms among others.

Data communication services are the input material for the development of innovative projects for the big Corporate clients. Therefore, Telefônica Empresas is even closer to the Client, creating lasting partnerships, based on their capacity to provide value to the businesses of large companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheet and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended June 30, 2005 and 2004

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Jun/05	**Jun/04**	*var.*	**2Q05**	**1Q05**	*var.*
Gross Operating Revenue	**428,801**	**349,823**	*22.6%*	**217,824**	**210,977**	*3.2%*
Business Communications	342,861	275,437	*24.5%*	173,502	169,359	*2.4%*
Supplies Sale	14,073	3,144	*347.6%*	7,811	6,262	*24.7%*
Commissions (*)	46,462	50,684	*-8.3%*	23,223	23,239	*-0.1%*
IT solutions and others	25,405	20,558	*23.6%*	13,288	12,117	*9.7%*
Taxes + others	(74,768)	(65,202)	*14.7%*	(37,999)	(36,769)	*3.3%*
Net operating revenue	**354,033**	**284,621**	*24.4%*	**179,825**	**174,208**	*3.2%*
Operating expenses	**(268,356)**	**(237,316)**	*13.1%*	(134,990)	(133,366)	*1.2%*
Personnel expenses	(54,162)	(47,873)	*13.1%*	(28,576)	(25,586)	*11.7%*
General and administrative expenses	(207,348)	(186,226)	*11.3%*	(101,364)	(105,984)	*-4.4%*
Taxes	(3,868)	(2,942)	*31.5%*	(2,198)	(1,670)	*31.6%*
Provisions	(1,421)	(2,070)	*-31.4%*	(557)	(864)	*-35.5%*
Investment gains (losses)	-	-	-	-	-	-
Other operating revenues / (expenses)	(1,557)	1,795	*n.a.*	(2,295)	738	*n.a.*
Earnings before interest taxes, depreciation and amortization - EBITDA	**85,677**	**47,305**	*81.1%*	**44,835**	**40,842**	*9.8%*
Depreciation and amortization	(55,261)	(46,188)	*19.6%*	(27,456)	(27,805)	*-1.3%*
Financial revenues	56,532	24,652	*129.3%*	29,670	26,862	*10.5%*
Financial expenses	(75,749)	(41,739)	*81.5%*	(39,318)	(36,431)	*7.9%*
Operating income	**11,199**	**(15,970)**	*n.a.*	**7,731**	**3,468**	*122.9%*
Non-operating revenues (expenses)	1,895	784	*141.7%*	1,891	4	*47,175.0%*
Income before income tax and social contribution	**13,094**	**(15,186)**	*n.a.*	**9,622**	**3,472**	*177.1%*
Income tax	(5,395)	3,172	*n.a.*	(3,547)	(1,848)	*91.9%*
Social contribution	(1,942)	1,143	*n.a.*	(1,277)	(665)	*92.0%*
Net income	**5,757**	**(10,871)**	*n.a.*	**4,798**	**959**	*400.3%*

(*) Relates to commissions for voice services rendered by Telesp to clients of Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to June 30, 2004 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

As of June 30, 2005 and March 31, 2005
Corporate Law - Unaudited
(in thousands of reais - R$)

ASSETS	Consolidated	
	Jun/05	Mar/05
Current Assets	**147,395**	**146,800**
Cash and cash equivalents	5,784	16,846
Cash and bank accounts	4,416	1,543
Financial investments	1,368	15,303
Accounts receivable	141,611	129,954
Accounts receivable from customers	103,296	105,669
Allowance for doubtful accounts	(17,213)	(16,795)
Receivables from associated companies	24,027	13,770
Recoverable taxes	23,291	21,794
Maintenance inventories	3,283	3,468
Temporary gains from hedging	-	-
Other assets	4,927	2,048
Long-term assets	**219,316**	**225,268**
Receivables from associated companies	1,724	2,320
Recoverables taxes	217,308	222,942
Other assets	284	6
Permanent Assets	**544,150**	**558,349**
Investments	291,091	294,307
Property, plant and equipment - net	252,831	263,692
Deffered results	228	350
Total Assets	**910,861**	**930,417**

LIABILITIES	Consolidated	
	Jun/05	Mar/05
Current Liabilities	**280,548**	**341,778**
Payroll and related charges	26,875	19,549
Suppliers	58,498	47,115
Income tax and contributions	13,963	11,788
Loans and financing	117,204	194,143
Payables to associated companies	29,337	47,349
Temporary losses from hedging	31,783	17,517
Other liabillities	2,888	4,317
Long-term liabilities	**38,254**	**1,378**
Loan and financing	35,716	-
Accrual for contingencies	765	733
Other liabilities	1,773	645
Shareholders' equity	**592,059**	**587,261**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(110,820)	(115,618)
Total liabilities	**910,861**	**930,417**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Jun/05 Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.50% to 5.90%	Until 2006	116,306	35,716	152,022
Financing in local currency	R$	103% of CDI	In 2005	898	-	898
Total				117,204	35,716	152,920

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Jun/05
Resolution 2770	USD	2.30% to 5.90%	124,155
Resolution 2770	YEN	1.50%	27,867
			152,022

Shareholding structure

As of June 30, 2005

TDBH S/A	**Common**	**Preferred**	**Total**
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**